Via EDGAR

February 4, 2009

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CSG Systems, International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 28, 2008

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Filed August 7, 2008

Definitive Proxy Statement Filed April 10, 2008

File No. 0-27512

Dear Mr. Kronforst:

I am writing to you on behalf of CSG Systems International, Inc. (“CSG”), in response to your letter of January 26, 2009 to Mr. Peter E. Kalan of CSG.

For your convenience, we have set forth below the Staff’s comments in full and included our responses below it, using the same numbering and headings used in the Staff’s comment letter.

Definitive Proxy Statement Filed April 10, 2008

Compensation Discussion and Analysis (“CD&A”), page 12

1.	We note your response to comment 1 of our letter dated December 22, 2008 which, in part, asked you to quantify how each named executive officer’s achievement of their individual personal objectives impacted the amount of compensation they received. It is apparent that the level of achievement of individual performance objectives plays an essential role in how the compensation committee implements the 2007 Performance Bonus Plan. Yet, your response merely provides additional context and detail about clearly articulated personal performance objectives without providing corresponding quantification of how the level of performance on these matters impacted actual compensation awarded in 2007. For each named executive officer state the individual performance rating they received, and the exact dollar amount that each named executive officer’s compensation was revised upwards or downwards based on their individual performance rating. In your response letter, please include a representation that you will include similar disclosure, if applicable, in future filings.

Corporate Headquarters | 9555 Maroon Circle | Englewood, CO 80112 | ph: 303.796.2850

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

February 4, 2009

Response:

Incentive cash compensation is calculated in accordance with the following formula:

(base salary) X (target bonus percentage) X (company-wide target bonus payout percentage) X (NEO personal objective achieved percentage).

•

Footnote 6 to the Summary Compensation Table contains the dollar amounts and percentages for the NEOs as determined by this formula for fiscal years 2006 and 2007. The Commission’s most recent inquiry asks, “For each named executive officer state the individual performance rating they received and the exact dollar amount that each named executive officer’s compensation was revised upwards or downward based on their individual performance rating.” After consultation with the staff, we confirmed that it is requesting we quantify in a specific dollar amount the effect of each NEO’s personal performance rating. While much of the information in the table below is contained in the above-referenced table, we repeat that information here and supplement it with the economic effect of each NEO’s personal objective rating for easier understandability. This table reflects 2007 pay data only.

	Base Salary	Target Bonus Percentage	Company- wide Target Bonus Payout Percentage	NEO Personal Objective Achieved Percentage	Potential Amount of Bonus if 100% of Personal Objectives Were Achieved	Total Bonus Earned	Effect on NEO Compensation Caused by Achieving Less Than 100% of Personal Objectives
Kalan	$425,000	75%	85%	95%	$270,938	$257,391	$13,547
Scott	425,000	75%	85%	93%	270,938	251,972	18,966
Wiese	325,000	65%	85%	95%	179,563	170,584	8,979
Ruble	270,000	50%	85%	97%	114,750	111,308	3,442

We will include similar disclosures, if applicable, in our future filings.

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If you have any questions related to the information contained herein, please do not hesitate to contact me at (303)-796-3955.

Sincerely,

/s/ Joseph T. Ruble
Joseph T. Ruble

Mr. Mark Kronforst

Accounting Branch Chief – Securities and Exchange Commission

February 4, 2009

Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer

cc:	Mr. Peter E. Kalan, Chief Executive Officer and President

Mr. Randy R. Wiese, Executive Vice President and Chief Financial Officer

Mr. Jeffrey Knight, KPMG LLP